December 13, 2009

Pamela A. Long
Assistant Director
Division of Corporation Finance
Mail Stop 4631
United States Securities and Exchange Commission
Washington, D.C. 20549-7010

Re:

Green Earth Technologies, Inc.
Amendment No. 1 to Form 10
Filed November 25, 2009
File No. 0-53797

Dear Ms. Long:

          We submit this response to your letter dated December 10, 2009. This letter is being filed electronically through the EDGAR system as an adjunct to Amendment No. 2 to the above-referenced Registration Statement. In addition, we are sending you by overnight courier a copy of Amendment No. 2 marked to show changes from Amendment No. 1 to the Registration Statement as well as a hard copy of this letter.

          Our responses are keyed to your comments in the order in which they appear in your letter of comments. In order to facilitate your review, we have incorporated your comments in bold into this response letter.

Item 1, Business, page 5

1.          We note your response to comment two in our letter dated November 2, 2009 and reissue this comment. In responding to this comment, please remove the glossary of terms and revise the description of your business accordingly. Please note that terms should be explained in the body of the document when first used.

We removed the glossary of terms and defined the terms in the body of the Business section of our Amendment No. 2 to Form 10.

2.          We note your response to comment three in our letter dated November 2, 2009, in particular that supplementally you will provide us with copies of the sources used in the filing. However, we have not received these copies. Please advise.

We now have all copies of the sources used in our filing and will provide them supplementally.

Pamela A. Long
Assistant Director
Division of Corporation Finance
December 13, 2009

3. We note your response to comment seven in our letter dated November 2, 2009 and have the following comments:

•	We cannot locate the revised disclosure in the filing. Please advise or revise accordingly.

•

We reissue the comment with respect to a more detailed explanation of how your business developed in light of the failed merger. In this regard, we note that the disclosure in the filing does not adequately explain how you transitioned from a successor company to a stand-alone company.

•

You indicate that you were incorporated on August 7, 2007. However, you indicate that Mr. Zuckerman assigned to you the intellectual property that forms the basis of your products in July 2007. Further, you indicate that your business is distinct from the Nevada corporation and is derived solely from technology you have developed since your incorporation. Please reconcile. Please also file a copy of the assignment as an exhibit to the Form 10. Finally, please comply with this comment with respect to your response to comment 23 in our letter dated November 2, 2009.

We revised the History section of our Amendment No. 2 to Form 10 to provide a more detailed explanation of how our business developed in light of the voided reincorporation merger (see pages 3-4).

Please refer to the second paragraph of the revised History section of our Amendment No. 2 to Form 10 for the disclosure regarding our legal counsel’s determination that the purported merger had not been properly approved under Section 252 of the Delaware General Corporation Law.

Please refer to the last two sentences of the third paragraph of the revised History section of our Amendment No. 2 to Form 10 for the disclosure regarding our belief that we do not have any liabilities as a result of the null and void merger, as we took no action to recover the shares of our common stock effectively issued in the purported merger, and our belief that there are no other ramifications to us or our stockholders as a result of our actions.

Please refer to the fourth paragraph of the revised History section of our Amendment No. 2 to Form 10 for the disclosure regarding the assignment by Mr. Zuckerman of ten patent applications in December 2007. Our Amendment No. 1 to Form 10 incorrectly stated that eight patent applications had been assigned in July 2007. The assignment took place in December 2007, but was effective as of July 2007. We revised other sections of our Amendment No. 2 to Form 10 accordingly, including the Patents section (see pages 15-16). Please also refer to the fifth paragraph of the revised History section of our Amendment No. 2 to Form 10, which now correctly states that we developed our business using one of the patent applications assigned to us and technology that we have developed or licensed since the purported merger. Further, we included the patent assignment as Exhibit 10.16 to our Amendment No. 2 to Form 10.

•

We note the disclosure under “Acquisition of Common Stock through Merger Transaction” and “Issuance of Common Stock for Cancellation of Debt” in note 9 to the financial statements that discusses the merger with MiNetworks Group, Inc. However, it does not appear that your company engaged in this merger, but rather

Pamela A. Long
Assistant Director
Division of Corporation Finance
December 13, 2009

the Nevada corporation was the counterparty in the merger. We also note disclosure elsewhere in the filing that discusses the involvement of your company in this merger. As it does not appear that you succeeded to the obligation of the Nevada corporation, please advise.

We revised Note 9 to the financial statements in our Amendment No. 2 to Form 10 to provide a detailed explanation regarding the share exchange between Green Earth Technologies (Nevada) and MiNetwork and the purported reincorporation merger between Green Earth Technologies (Nevada) and us (see page F-19).

4. Please disclose in this section your response to comment nine in our letter dated November 2, 2009.

We disclosed the referenced response in the second paragraph of the History section of our Amendment No. 2 to Form 10. Please also refer to the third paragraph of the History section of our Amendment No. 2 to Form 10 for the disclosure that we deemed it in our best interests and those of our shareholders for our stock to continue to be quoted on the Pink Sheets (see page 3).

Suppliers, page 10

5. We note your response to comment 12 in our letter dated November 2, 2009 and have the following comments:

•	We reissue this comment with respect to the products supplied by Inventek.

•

Please expand the discussion in paragraph 4 on page 11 to explain in greater detail the basis for your belief that you have the right to use the licensed technology if Bio Tec cannot meet your needs or the quality of Bio Tec’s products fails to meet the standards to which you have agreed. Further, please add a risk factor that addresses the uncertainty underlying your ability to use the licensed technology under these circumstances, and revise the related disclosure under “Our future success depends on our ability to utilize…” on page 25 accordingly.

Under our agreement with Inventek, we have been granted an exclusive right to market, sell and distribute our appearance products. We do not have intellectual property rights with respect to the formulations of our appearance products.

Regarding our agreement with Bio Tec, if Bio Tec cannot or will not manufacture and deliver to us on a timely basis the quantity and type of products required by us that meets the required quality standards, we will be free to look elsewhere for the manufacture of our products. Also, we are entitled to use the licensed intellectual property as we reasonably deem necessary to support our business. Although not entirely free from doubt, we interpreted these terms to mean that if Bio Tec cannot satisfy our requirements, whether in terms of type, quantity or quality, we are entitled to purchase products from other sources or use Bio Tec’s intellectual property to manufacture products ourselves or by third parties, since we would need the right to such intellectual property to support our business. We expanded the discussion in paragraph 4 accordingly (see page 10). Given that the Bio Tec agreement has been terminated, the risk regarding the uncertainty underlying our ability to use Bio Tec’s technology under

Pamela A. Long
Assistant Director
Division of Corporation Finance
December 13, 2009

these circumstances has been incorporated into the risk factor “One of our principal suppliers terminated its agreement with us” (see page 22).

6. We note your response to comment 47 in our letter dated November 2, 2009. Please expand your disclosure to discuss the allocation of liability between you and your suppliers in the event of defective products. Please also address how this allocation impacted, if at all, your liability to TTI.

We included the following paragraph in Item 7 of our Amendment No. 2 to Form 10 (see page 50):

Liability for Defective Products

          Our agreement with Inventek is silent regarding liabilities for defective products. Our agreement with Bio Tec provides that in the event that any product sold by Bio Tec is ultimately returned to us or subject to a claim by a distributor, reseller or customer on the basis that the product did not meet a required quality standard, Bio Tec shall grant us a credit for the product that was returned or subject to the claim. Our priority, however, is to maintain relationships with our customers. Thus, when TTI informed us that a shipment of engine oil it received from Bio Tec failed to meet the requisite quality standards, we opted to settle directly with TTI and address Bio Tec’s liability separately because TTI is our largest customer. We are in the process of determining our rights with respect to the Bio Tec agreement, including Bio Tec’s liability for the defective shipment of engine oil.

Appearance Products, page 11

7. Please disclose your response to comment 17 in our letter dated November 2, 2009 in this section. Please also add a risk factor that addresses this risk.

We incorporated the referenced response in the Appearance Products section of our Amendment No. 2 to Form 10 (see pages 10-11). We also added a risk factor that addresses this risk (see pages 22-23).

Government and Environmental Regulations, page 17

8. We note your response to comment 27 in our letter dated November 2, 2009, in particular the statement at the top of page 18 regarding the testing costs. Please disclose these costs.

We revised the Government and Environmental Regulations section to include the following statement (see page 18):

During the fiscal year ended June 30, 2009, we incurred expenses of approximately $465,000 for product testing.

Pamela A. Long
Assistant Director
Division of Corporation Finance
December 13, 2009

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

Contractual Arrangements, page 38

9. We have read your response to comment 41 in our letter dated November 2, 2009. Please revise your contractual arrangements disclosure to quantify your purchase obligations, if possible.

We revised the Contractual Arrangements section in our Amendment No. 2 to Form 10 to quantify our purchase obligations under our agreement with Bio Tec (see page 40). However, we received a notice from Bio Tec that it was terminating its agreement with us, effective December 4, 2009. We are in the process of determining our contractual obligations with respect to the Bio Tec agreement in light of the termination.

Critical Accounting Policies

Impairment of Long-Lived Assets, page 40

10. We have read your response to comment 42 in our letter dated November 2, 2009. Please revise your critical accounting policy to disclose the following:

•	How you determine when your long-lived assets should be tested for impairment and how frequently you evaluate for these types of events and circumstances;

•	Your basis for grouping your long-lived assets as one asset group; and

•	Explain how the assumptions and methodologies in the current year have changed since the prior year highlighting the impact of any changes.

Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the Financial Reporting Codification for guidance.

We incorporated the following information in Note 3 of our Amendment No. 2 to Form 10 (see pages F-13-F-14):

Impairment of Long-Lived Assets – Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. When it becomes apparent that Indicators such as a significant decrease in the market value of the long-lived asset group or if material differences between operating results and our forecasted expectations occur, then an impairment analysis is performed.

If indicators arise, an initial determination of recoverability is performed based on an estimate of the undiscounted future cash flows resulting from the use of the asset and its eventual disposition compared with the carrying value. If the carrying value of the asset group exceeds the undiscounted cash flows, a measurement of an impairment loss for long-lived assets is performed. The impairment charge is the

Pamela A. Long
Assistant Director
Division of Corporation Finance
December 13, 2009

excess of the carrying value of the asset group over the fair value, as determined utilizing appropriate valuation techniques.

Other – Please note that our assumptions and methodologies have not changed in the current year compared with the prior year, as such no disclosure of changes is warranted. We have grouped our long-lived assets in accordance with the methodologies of how we manage the business. Currently, we are one segment with multiple products, and as such our asset group is based upon this one segment methodology.

Employment Agreements with Named Executive Officers, page 46

11. We note your response to comment 46 in our letter dated November 2, 2009. With respect to Exhibit 10.4, please separately list the amendment to the employment as an exhibit to the Form 10. Please also separately file the amendment on EDGAR.

We separately listed the amendment to the employment agreement in Exhibit 10.4 as Exhibit 10.14 in our Amendment No. 2 to Form 10. We also separately filed the amendment on EDGAR.

Item 8. Legal Proceedings, page 50

12. Please describe the basis for the complaint in more detail, specifically addressing the terms of your on-going relationship with Mr. Zuckerman. Please also explain the basis for the declaratory relief sought with respect to the non-compete clause. Finally, please file the employment agreement as an exhibit to the Form 10.

We revised the first paragraph of Item 8 in our Amendment No. 2 to Form 10 as follows (see page 51):

          On November 20, 2009, we were served with a summons and complaint on behalf of Mathew Zuckerman, our former president and chief operating officer, and other entities that he controls or in which he claims a beneficial interest. Each plaintiff claims to own or control shares of our common stock. The plaintiffs allege that they have suffered damages of not less than $6 million as a result of our refusal to allow them to transfer the shares they allegedly own or control. Apparently, the basis of this claim is the fact that we had placed a “stop order” with our transfer agent on the shares the plaintiffs allege to have owned or controlled. We had placed a stop order on the transfer of these shares because we believed that Mr. Zuckerman was an “affiliate” under Rule 144 promulgated by the Securities and Exchange Commission due to his significant ownership of our common stock and that, therefore, those shares are “restricted” and saleable subject to the requirements and limitations of Rule 144. Mr. Zuckerman has no other affiliation with us. The complaint also seeks declaratory relief that Mr. Zuckerman is not in violation of the non-compete provisions contained in his employment agreement. Apparently, this portion of the complaint is in response to our informing Mr. Zuckerman that we believed he has violated that non-compete covenant as a result of his affiliation with and employment by Alkane, Inc., a company that markets a bio-diesel fuel additive. We have not yet filed a response to the complaint. We intend to defend ourselves vigorously and to assert various claims. It is too soon to determine the likely outcome of this matter.

Pamela A. Long
Assistant Director
Division of Corporation Finance
December 13, 2009

Also, we filed the employment agreement with Mathew Zuckerman as Exhibit 10.15 to our Amendment No. 2 to Form 10.

13. Please advise us as to when Mr. Zuckerman’s employment terminated.

Mr. Zuckerman resigned effective January 30, 2009.

Item 10. Recent Sales of Unregistered Securities, page 52

14. We note your response to comment 51 in our letter dated November 2, 2009. Please provide us with a copy of the Form D referenced in your response.

We will provide you with a copy of the Form D supplementally.

Financial Statements

3. Summary of Significant Accounting Policies

Property and Equipment, page F-14
Intangible Assets, page F-14

15. We have read your response to comment 62 in our letter dated November 2, 2009. Please revise the cost of sales line item here and anywhere it is discussed throughout the filing to indicate that it is exclusive of depreciation and amortization. Please also remove your presentation of gross profit here and elsewhere throughout the filing. Refer to SAC Topic 11:B.

We have amended our filing to include the guidance set forth in SAB Topic 11B in the financial statements and throughout the document.

8. Note Payable, page F-16

16. We have read your response to comment 63 in our letter dated November 2, 2009. Please provide us with your comprehensive analysis under EITF 96-19. Please specifically state whether your new debt and old debt are substantially different and whether your modifications have been accounted for as a debt extinguishment. If you conclude that your new debt and old debt are substantially different, please disclose how you determined whether there was an extinguishment gain or loss as a result of the modifications.

We considered the guidance of Issue 96-19 as it relates the amendment in our related party debt held by Simon Higgs, by analyzing the change in the present value of the cash flows on the date of amendment, July 1, 2009. On that date we analyzed the change in the material terms of the agreement, which we considered to be the extension of payment to January 4, 2010 and the reduction of the interest rate from 12% to 6%. A substantial change, under Issue 96-19 is determined if the present value of the cash flows is at least 10% different under the new terms. For the purpose of the 10% test, we utilized the effective interest rate of the original debt instrument as the discount rate, which we concluded to be approximately 12%. Our analysis concluded that the change in cash flows was in excess of 10%, and therefore an extinguishment had occurred. However there were no prior deferred costs which would result in any

Pamela A. Long
Assistant Director
Division of Corporation Finance
December 13, 2009

extinguishment loss. Therefore, we determined that the debt instruments were deemed to be substantially different. The new instrument should be recorded initially at fair value and that amount should be compared to the book value of the old debt to determine any potential debt extinguishment. As such, we considered the material terms of the debt instrument, which included the interest rate of 6% and the extended due date of January 4, 2010. Due to the short term nature of the new debt, it was concluded that the fair value of the new instrument was approximately similar to the carrying value of the old debt.

In addition, as previously disclosed, we granted Simon Higgs 400,000 common shares as consideration for amending the note. The shares were valued at approximately $217,500, as disclosed in our statement of stockholders equity. Currently, this amount has been included as interest expense as we had determined this amount was the result of the inducement to extend instead of debt extinguishment. We expanded our disclosures under Note 8, Notes Payable, to include a discussion of the accounting and presentation of the consideration provided to the related party note for extending the due date (see pages F-18-F-19).

13. Related Party Transactions, page F-22

17. We have read your response to comment 64 in our letter dated November 2, 2009. Please separately disclose the fair value of the initial 3 million shares of common stock, as well as the additional 1 million shares of common stock issued to Kwik Paint Products. Please disclose the facts and circumstances that resulted in a credit of $33,000 in the period ended June 30, 2009. Please also disclose how you determined the fair value of these awards.

We have amended our filing to include the following disclosure (see pages F-25-F-26):

In January 2008, the Company entered into an agreement with Kwik Paint Products (“KPP”), whereby KPP provides resources to handle administrative services, packaging and distribution of their products. KPP is owned by Ron Lipson who beneficially owned approximately 5.8% of the Company’s issued and outstanding shares as of September 30, 2009. The agreement calls for a fixed monthly management fee as well as the variable packaging fee based on actual production. In accordance with the agreement the Company granted KPP 3,000,000 shares of its common stock, which vest over a ten-month period. The Company has recorded the costs in accordance with EITF 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services” and therefore we would be marking to market the value of the equity instruments until they vest. In May 2008, the Company accelerated the vesting of this award and recorded an expense of $3,750. The expense was recorded based upon the closing price of the stock on the date of acceleration.

In May 2008, the Company granted KPP an additional 1,000,000 shares, fully vested and recorded $1,650. In addition, the Company granted KPP an additional 1,000,000 shares, which vested over a 9 month period. The Company recorded approximately $640 related to this grant. The recorded expenses were based upon the closing price of the stock on the date of vesting. The Company paid KPP an aggregate of $127 and $782 for packaging and management fees for the years ended June 30, 2008 and 2009, respectively and paid $162 and $169 for packaging and management fees for the three months ended September 30, 2008 and 2009, respectively. As of June 30 2008 and 2009, amounts due to KKP were $9 and $89, respectively. As of September 30, 2008 and 2009, amounts due to KKP were $29 and $91, respectively.

Pamela A. Long
Assistant Director
Division of Corporation Finance
December 13, 2009

14. Concentration of Risk, page F-24

18. We have read your response to comment 66 in our letter dated November 2, 2009. Please also disclose the total inventory purchased from Inventek during each period presented.

We have revised our disclosure in our Amendment No. 2 to Form 10 to include the total inventory purchased from Inventek during each period presented. See page F-28.

Very truly yours,

GREEN EARTH TECHNOLOGIES, INC.

By:	/s/ Greg Adams

Greg Adams, Chief Financial Officer